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                                                           Exhibit (a)(2)(lxvii)


                   [Willamette Industries, Inc. Letterhead]


                                                                    June 7, 2001

Dear fellow employee,

At the close of today's annual meeting we announced that the votes for the election of three of Willamette's nine Board members have yet to be certified and that we will not know the final result for another 2-3 weeks.

If our three directors have been elected, and Weyerhaeuser is as good as its word and withdraws its offer, we have a lot of hard work ahead of us to prove to our shareholders they made the right choice. If we are given that opportunity, I am confident that we will be able to demonstrate our ability to deliver more value than Weyerhaeuser's offer.

If Weyerhaeuser's three nominees have gained more votes, they would certainly come to our Board with a different perspective than the rest of us. That said, I believe that they are ethical people of good reputation. I'm sure that they are aware that their fiduciary duty will be entirely to look out for the best interests of all of Willamette and its shareholders.

If they are elected, I am confident that, as they become more familiar with Willamette, and more aware of the information the Board has been acting upon, they will see the merit of our actions.

It goes without saying that this hostile fight has created strong feelings on both sides, and I don't expect those feelings to now suddenly subside, whatever
the result.   But feelings aside, we are professionals and we all have an obligation to do what's right for this Company, its shareholders, customers and communities.

Clearly, the closeness of today's result indicates that a number of our shareholders would like the Board to consider alternative initiatives to boost shareholder value. As we have said all along, we will consider serious offers and other initiatives such as strategic combinations or share buybacks, but at a time that is right for Willamette, not Weyerhaeuser.

As to Weyerhaeuser's $50 offer, I can tell you that this election has done nothing to change our view that it is inadequate and we continue to seriously question whether Weyerhaeuser has any intention of ever paying a full and fair price for this company.

As I said at our annual meeting, I am extremely proud of all of you. You have shown a tremendous ability to stay focused through an incredibly distracting process and I am eternally grateful for your continued dedication and support.

Going through this proxy contest has reinforced for me, as I've interacted with our Board and many of you through these trying times, just how tremendous this company is. It has also reinforced for me that it would be a terrible shame to let Weyerhaeuser take it over under such unfortunate circumstances. Fortunately, I know our Board will continue to do what's right whatever the outcome of the vote is.

Willamette has always delivered value to shareholders superior to that of the rest of the industry and I firmly believe that, with your continued support, we can continue to do so in the coming months and years.

Sincerely

Duane